FPB FINANCIAL CORP.
300 West Morris Avenue
Hammond, Louisiana 70403
(985) 345-1880

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 24, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of FPB Financial Corp. (the "Company") will be held at the Company's office located at 300 West Morris Avenue, Hammond, Louisiana 70403 on Wednesday, April 24, 2002 at 11:00 a.m., Central Time, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

(1)   To elect three directors for terms of three years or until their successors have been elected and qualified;

(2)   To ratify the appointment of LaPorte, Sehrt, Romig & Hand as the Company's independent auditors for the year ending December 31, 2002; and

(3)   To transact such other business as may properly come before the meeting or any adjournment thereof. Except with respect to procedural matters incident to the conduct of the meeting, management is not aware of any other such business.

Stockholders of record of the Company as of the close of business on March 8, 2002 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Fritz W. Anderson, II, President and
Chief Executive Officer

Hammond, Louisiana
March 25, 2002

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

FPB FINANCIAL CORP.

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

April 24, 2002

This Proxy Statement is being furnished to the holders of common stock, par value $.01 per share ("Common Stock"), of FPB Financial Corp. (the "Company"), which acquired all of the common stock of Florida Parishes Bank (the "Bank") in connection with the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank on June 30, 1999 (the "Conversion").

Proxies are being solicited on behalf of the Board of Directors of the Company to be used at the Annual Meeting of Stockholders ("Annual Meeting") to be held at the Company's office located at 300 West Morris Avenue, Hammond, Louisiana 70403 on Wednesday, April 24, 2002 at 11:00 a.m., Central Time, and at any adjournment thereof for the purposes set forth in the Notice of Annual Meeting of Stockholders. This Proxy Statement is first being mailed to stockholders on or about March 25, 2002.

Each proxy solicited hereby, if properly signed and returned to the Company and not revoked prior to its use, will be voted in accordance with the instructions contained therein. **If no contrary instructions are given, each proxy received will be voted for each of the matters described herein and, upon the transaction of such other business as may properly come before the meeting, in accordance with the best judgment of the persons appointed as proxies.**

Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by (a) filing with the Secretary of the Company written notice thereof (G. Wayne Allen, Secretary, FPB Financial Corp., 300 West Morris Avenue, Hammond, Louisiana 70403); (b) submitting a duly executed proxy bearing a later date; or (c) appearing at the Annual Meeting and giving the Secretary notice of his or her intention to vote in person. Proxies solicited hereby may be exercised only at the Annual Meeting and any adjournment thereof and will not be used for any other meeting.

VOTING AND REQUIRED VOTES

Only stockholders of record at the close of business on March 8, 2002 (the "Voting Record Date") will be entitled to vote at the Annual Meeting. On the Voting Record Date, there were 320,155 shares of Common Stock issued and outstanding, and the Company had no other class of equity securities outstanding. Each share of Common Stock outstanding is entitled to one vote at the Annual Meeting on each matter properly presented at the Annual Meeting.

Directors are elected by a plurality of the votes cast with a quorum present. A quorum consists of stockholders representing, either in person or by proxy, a majority of the outstanding Common Stock entitled to vote at the meeting. Abstentions are considered in determining the presence of a quorum but will not affect the plurality vote required for the election of directors. The affirmative vote of the holders of a majority of the total votes present in person or by proxy is required to ratify the appointment of the independent auditors. Under rules applicable to broker-dealers, the election of directors and the ratification of the auditors are considered "discretionary" items upon which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions and for which there will not be "broker non-votes."

INFORMATION WITH RESPECT TO NOMINEES FOR DIRECTOR, DIRECTORS WHOSE TERMS CONTINUE AND EXECUTIVE OFFICERS

Election of Directors

The Bylaws of the Company presently provide that the Board of Directors shall consist of seven members, and the Articles of Incorporation and Bylaws of the Company presently provide that the Board of Directors shall be divided into three classes as nearly equal in number as possible. The members of each class are to be elected for a term of three years or until their successors are elected and qualified. One class of directors is to be elected annually. There are no arrangements or understandings between the Company and any person pursuant to which such person has been elected as a director, and no director is related to any other director or executive officer of the Company by blood, marriage or adoption.

Unless otherwise directed, each proxy executed and returned by a stockholder will be voted for the election of the nominees for director listed below. If any person named as a nominee should be unable or unwilling to stand for election at the time of the Annual Meeting, the proxies will nominate and vote for any replacement nominee or nominees recommended by the Board of Directors. At this time, the Board of Directors knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

Name	Age(1)	Position with the Company and the Bank and Principal Occupation During the Past Five Years	Director Since(2)
Nominees for Terms Expiring in 2005			
Fritz W. Anderson, II	39	Director; President and Chief Executive Officer of the Company since March 1999 and of the Bank since April 1997; prior thereto, Vice President of Lending and Investments at the Bank	1987
Dan R. Durham	71	Director; retired since 1996; formerly President of Dixie Motors, an automobile and recreational vehicle dealer in Hammond and Baton Rouge, La.	1977
Richard S. Inge	74	Director; retired since 1987	1977

The Board of Directors recommends that you vote FOR the election of the above nominees for director.

(Footnotes on next page)

Name	Age(1)	Position with the Company and the Bank and Principal Occupation During the Past Five Years	Director Since(2)
Directors Whose Terms Expire in 2003			
G. Wayne Allen	50	Director; Senior Vice President and Secretary of the Company since March 1999 and of the Bank since April 1997; from November 1996 to April 1997, Branch Manager and Loan Officer of Hancock Bank in Hammond, La.; prior thereto, Main Office Manager and Loan Officer of Community State Bank in Hammond, La.	1997
Susan K. McKneely	55	Director; Owner and President of Harry McKneely & Sons Funeral Homes, Inc. in Hammond, La. since 1993	2000
Directors Whose Terms Expire in 2004			
Bill W. Bowden	74	Chairman of the Board; retired since May 1997; prior thereto, a real estate broker with Re/Max Realty Group in Hammond, La.	1975
Wilbert H. Hutchinson	75	Director; retired since 1990; formerly a grocery store owner	1977

_____

(1)   As of December 31, 2001.
(2)   Includes service as a director of the Bank.

Stockholder Nominations

Article 6.F of the Company's Articles of Incorporation governs nominations for election to the Board of Directors and requires all such nominations, other than those made by the Board, to be made at a meeting of stockholders called for the election of directors, and only by a stockholder who has complied with the notice provisions in that section. Stockholder nominations must be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not later than 120 days prior to the anniversary date of the initial mailing of proxy materials by the Company in connection with the immediately preceding annual meeting. Article 6.F also requires the notice of stockholder nominations to provide certain information.

Board Meetings and Committees

The Board of Directors of the Company met nine times during the year ended December 31, 2001. The Board of Directors has audit and compensation committees as described below. The Board of Directors of the Company does not have any separate executive or nominating committees. No director of the Company attended fewer than 75% in the aggregate of the meetings of the Board of Directors held during 2001 and the total number of meetings held by all committees of the Board on which he served during the year.

The Audit Committee reviews the scope and results of the audit performed by the Company's independent auditors and reviews with management and such independent auditors the Company's system of internal control and audit. The Audit Committee also reviews all examination and other reports by federal banking regulators. The members of the Audit Committee for both the Company and the Bank are Messrs. Durham (Chairman), Bowden, Hutchinson and Inge and Ms. McKneely. The Audit Committee is the same for the Company and the Bank and met five times during 2001.

The Compensation Committee reviews existing compensation of the Bank's employees and will administer the Company's employee benefit plans. The Compensation Committee consists of Messrs. Inge (Chairman), Bowden and Durham. The Compensation Committee is the same for the Company and the Bank and met twice during 2001.

The full Board of Directors of the Company serves as the Nominating Committee and met once during 2001 in such capacity. Although the Board of Directors will consider nominees recommended by stockholders, it has not actively solicited recommendations from stockholders of the Company. Article 6.F of the Company's Articles of Incorporation provides certain procedures which stockholders must follow in making director nominations.

Regular meetings of the Board of Directors of the Bank are held once a month and special meetings of the Board of Directors are held from time-to-time as needed. There were 17 meetings of the Board of Directors of the Bank held during 2001. No director attended fewer than 75% of the total number of meetings of the Board of Directors of the Bank during 2001 and the total number of meetings held by all committees of the Board on which the director served during such year.

Report of the Audit Committee

The Audit Committee's general role is to assist the Board of Directors in fulfilling its responsibility of reviewing the Company's financial reporting process. The Audit Committee is governed by a charter which specifies, among other things, the scope of its responsibilities and how those responsibilities are performed. The Audit Committee members are "independent" as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards.

The Audit Committee reviewed and discussed the annual financial statements with management and the independent auditors. As part of this process, management represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also received and reviewed written disclosures and a letter from the independent auditors concerning their independence as required under applicable standards for auditors of public companies. The Audit Committee discussed with the independent auditors the contents of such materials, the auditors' independence and the additional matters required under Statement on Auditing Standards No. 61. Based on such review and discussions, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

Dan R. Durham
Bill W. Bowden
Wilbert H. Hutchinson
Richard S. Inge
Susan K. McKneely

Directors' Compensation

Directors of the Company receive $300 per month from the Company for attending Board of Directors meetings or committee meetings. Each director of the Bank receives $300 for each regular meeting of the Board of Directors and $75 for committee meetings. Directors are paid for excused absences from Board meetings. Beginning January 2000, the Chairman of the Board receives $533 for each regular meeting of the Board of Directors. In addition, beginning January 2002, each committee chairman receives $100 per committee meeting, rather than the $75 per meeting that other committee members receive.

Executive Officers

The only executive officers of the Company and the Bank are Messrs. Anderson and Allen, who are also directors of the Company and the Bank.

BENEFICIAL OWNERSHIP OF COMMON STOCK
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table includes, as of the Voting Record Date, certain information as to the Common Stock beneficially owned by (1) each person or entity, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("1934 Act"), who or which was known to the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock, (2) the directors of the Company, and (3) all directors and executive officers of the Company and the Bank as a group.

Name of Beneficial Owner	Common Stock Beneficially Owned as of March 8, 2002(1)(2)(3)	
	Amount	%
FPB Financial Corp. Employee Stock Ownership Plan Trust 300 West Morris Avenue Hammond, Louisiana 70403	26,808	8.1%
Directors:		
G. Wayne Allen	7,848(5)	2.4%
Fritz W. Anderson, II	18,014(6)	5.6%
Bill W. Bowden	4,326(7)	1.3%
Dan R. Durham	4,326	1.3%
Wilbert H. Hutchinson	6,326(8)	2.0%
Richard S. Inge	11,326(9)	3.5%
Susan K. McKneely	4,000(10)	1.2%
All directors and executive officers of the Company and the Bank as a group (eight persons)	62,966(4)	19.1%

_____

(1) Based upon information furnished by the respective persons. Pursuant to rules promulgated under the 1934 Act, a person is deemed to beneficially own shares of Common Stock if he or she directly or indirectly has or shares (a) voting power, which includes the power to vote or to direct the voting of the shares; or (b) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting power and sole investment power with respect to the indicated shares.

(2) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Common Stock which may be acquired within 60 days of the date shown pursuant to the exercise of outstanding stock options. Shares of Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group. The amounts set forth in the table include shares which may be received upon the exercise of stock options pursuant to the 2000 Stock Option Plan within 60 days of the date shown as follows: for Mr. Allen, 3,314 shares; for Mr. Anderson, 3,314 shares; for each of Messrs. Bowden, Durham, Hutchinson and Inge, 663 shares; and for all directors and executive officers as a group, 9,280 shares.

(3) Includes unvested restricted shares granted pursuant to the Company's 2000 Recognition and Retention Plan as follows: for Mr. Allen, 1,060 shares; for Mr. Anderson, 2,651 shares; for each of Messrs. Bowden, Durham, Hutchinson and Inge, 530 shares; and for all directors and executive officers as a group, 5,831 shares. While these restricted shares have not yet vested or been distributed to the recipient of the grant, the grant recipients are entitled to vote the restricted shares.

(Footnotes continued on next page)

(4)   The FPB Financial Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the FPB Financial Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and Messrs. Anderson, Bowden and a local attorney, who act as trustees of the plan ("Trustees"). As of the Voting Record Date, 20,108 shares of Common Stock held in the Trust were unallocated and 6,700 shares had been allocated to the accounts of participating employees. Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. The amount of Common Stock beneficially owned by each individual trustee or all directors and executive officers as a group does not include the unallocated shares held by the Trust. The total for all directors and executive officers as a group includes 2,595 shares allocated to the ESOP accounts of the two executive officers.

(5)   Includes 1,209 shares held in Mr. Allen's ESOP account.

(6)   Includes 1,000 shares held by his spouse, 1,000 shares held by two children, and 1,386 shares held in his ESOP account.

(7)   Includes 3,000 shares held jointly with spouse.

(8)   Includes 5,000 shares held jointly with spouse.

(9)   Includes 5,000 shares held by his spouse.

(10)   Includes 1,000 shares held by her son and 2,000 shares held in custodial accounts for her grandchildren.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the 1934 Act, the Company's directors, officers and any persons holding more than 10% of the Common Stock are required to report their ownership of the Common Stock and any changes in that ownership to the Securities and Exchange Commission ("Commission") and the NASD by specific dates. Based on representations of its directors and officers and copies of the reports that they have filed with the Commission and the NASD, the Company believes that all of these filing requirements were satisfied by the Company's directors and officers in the year ended December 31, 2001.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Company has not yet paid separate compensation directly to its officers. The following table shows the compensation paid by the Bank to its President and Chief Executive Officer during the periods indicated. No executive officer of the Bank received total compensation in excess of $100,000 during 2001.

| | | | | | Long-Term Compensation | | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary(1)	Bonus	Other(2)	Restricted Stock Award(3)	Securities Underlying Options(4)	LTIP Payouts	All Other Compensation(5)
Fritz W. Anderson, II	2001	$65,005	$22,264	--	$ --	--	--	$6,017
President and Chief	2000	59,646	22,010	--	34,797	8,284	--	5,861
Executive Officer	1999	55,510	23,656	--	--	--	--	4,812

(1) Includes directors' fees of $7,500 in 2001, $7,500 in 2000 and $7,250 in 1999.

(2) Annual compensation does not include amounts attributable to other miscellaneous benefits received by Mr. Anderson. The costs to the Company of providing such benefits during 2001 did not exceed 10% of the total salary and bonus paid to or accrued for the benefit of such executive officer.

(3) Represents the grant of 3,314 shares of restricted Common Stock pursuant to the 2000 Recognition and Retention Plan and Trust Agreement, which shares were deemed to have had the indicated value at the date of grant. The 2,651 unvested shares of restricted stock had a fair market value of $37,114 at December 31, 2001, based on the $14.00 per share closing market price on December 31, 2001. The award vests at the rate of 20% per year over a five-year period commencing on the first anniversary of the date of grant, and dividends are paid on the restricted shares.

(4) Consists of stock options granted pursuant to the 2000 Stock Option Plan, which options vest and are exercisable at the rate of 20% per year over a five-year period commencing on the first anniversary of the date of grant.

(5) Consists of allocations to Mr. Anderson's ESOP account.

Employment Agreements

In connection with the Conversion, the Company and the Bank (the "Employers") entered into employment agreements with each of Messrs. Anderson and Allen. The Employers have agreed to employ the executives for a term of three years commencing June 30, 1999, in each case in their current respective positions. The agreements provide that Messrs. Anderson and Allen will be paid their current salary levels of $58,500 and $57,750, respectively. The executives' compensation and expenses shall be paid by the Company and the Bank in the same proportion as the time and services actually expended by the executives on behalf of each respective Employer. The employment agreements are reviewed annually. The term of the executives' employment agreements are extended each year for a successive additional one-year period upon the approval of the Employers' Boards of Directors, unless either party elects, not less than 30 days prior to the annual anniversary date, not to extend the employment term.

Each of the employment agreements are terminable with or without cause by the Employers. The executives have no right to compensation or other benefits pursuant to the employment agreements for any period after voluntary termination or after termination by the Employers for cause, disability or retirement. The agreements provide for certain benefits in the event of the executive's death. In the event that

(1) either executive terminates his employment because the Employers either fail to comply with any material provision of the employment agreement or change the executive's title or duties or

(2) the employment agreement is terminated by the Employers other than for cause, disability, retirement or death or by the executive as a result of certain adverse actions which are taken with respect to the executive's employment following a change in control of the Company, as defined,

then the executive will be entitled to a cash severance amount equal to three times his average annual compensation for the last five calendar years (for such shorter period that he has worked with the Bank) plus the continuation of certain miscellaneous fringe benefits, subject to reduction pursuant to Section 280G of the Code as set forth below in the event of a change in control.

A change in control is generally defined in the employment agreements to include any change in control of the Company required to be reported under the federal securities laws, as well as (1) the acquisition by any person of 20% or more of the Company's outstanding voting securities and (2) a change in a majority of the directors of the Company during any three-year period without the approval of at least two-thirds of the persons who were directors of the Company at the beginning of such period.

Each employment agreement provides that, in the event that any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "parachute payments" within the meaning of Section 280G of the Code, then such payments and benefits received thereunder shall be reduced by the amount which is the minimum necessary to result in the payments not exceeding three times the recipient's average annual compensation from the Employer which was includable in the recipient's gross income during the most recent five taxable years (the "Section 280G Limit"). As a result, none of the severance payments will be subject to a 20% excise tax, and the Employers will be able to deduct such payments as compensation expense for federal income tax purposes. If a change in control was to occur in 2002, the Section 280G Limit would be approximately $227,000 for Mr. Anderson and $204,000 for Mr. Allen.

Although the above-described employment agreements could increase the cost of any acquisition of control of the Company, management of the Company does not believe that the terms thereof will have a significant anti-takeover effect. The Company and/or the Bank may determine to enter into similar employment agreements with other officers in the future.

Existing Stock Options

No stock options were granted during 2001 to the executive officer named in the Summary Compensation Table. No options were exercised by executive officers during 2001. The following table sets forth, with respect to the executive officer named in the Summary Compensation Table, information with respect to the number of shares of Common Stock covered by options held at the end of the fiscal year and the value with respect thereto.

Name	Number of Unexercised Options at Fiscal Year End		Value of Unexercised in the Money Options at Fiscal Year End(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Fritz W. Anderson, II	1,657	6,627	$5,800	$23,195

(1) Based on a per share market price of Common Stock of $14.00 at December 31, 2001, minus the applicable exercise price per share.

Employee Stock Ownership Plan

The Company established the ESOP for employees of the Company and the Bank effective upon the Conversion. Full-time employees of the Company and the Bank who have been credited with at least 1,000 hours of service during a twelve-month period and who have attained the age of 21 are eligible to participate in the ESOP.

The ESOP borrowed $265,080 from the Company in order to fund the purchase of 8% of the Common Stock sold in the offering in the Conversion. The amount of the loan equaled 100% of the aggregate purchase price of the Common Stock acquired by the ESOP. The loan to the ESOP is being repaid principally from the Bank's contributions to the ESOP over a period of 13 years, and the collateral for the loan is the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is a fixed rate of 7.75%. The Company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company. Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released to participants on a pro rata basis as debt service payments are made. Shares released from the ESOP are allocated to each eligible participant's ESOP account based on the ratio of each such participant's base compensation to the total base compensation of all eligible ESOP participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Upon the completion of three years of service, the account balances of participants within the ESOP will become 20% vested and will continue to vest at the rate of 20% for each additional year of service completed by the participant, such that a participant will become 100% vested upon the completion of seven years of service. Credit is given for years of service with the Bank prior to adoption of the ESOP. In the case of a "change in control," as defined, however, participants will become immediately fully vested in their account balances. Benefits may be payable upon retirement or separation from service. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

Messrs. Anderson and Bowden and a local attorney serve as trustees of the ESOP. Under the ESOP, the trustees must generally vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees, and unallocated shares will generally be voted in the same ratio on any matter as those allocated shares for which instructions are given, in each case subject to the requirements of applicable law and the fiduciary duties of the trustees.

Generally accepted accounting principles require that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition. Since the ESOP's loan is from the Company, the loan is not treated as a liability, but rather the amount of the loan is deducted from stockholders' equity. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations of the Internal Revenue Service and the Department of Labor thereunder.

Indebtedness of Management

In the ordinary course of business, the Bank makes loans available to its directors, officers and employees. Such loans are made in the ordinary course of business on the same terms, including interest rates and collateral, as comparable loans to other borrowers. It is the belief of management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features. At December 31, 2001, the Bank had eight loans outstanding to directors and executive officers of the Bank, or members of their immediate families. These loans totalled approximately $743,000 or 10.6% of the Company's total stockholders' equity at December 31, 2001.

RATIFICATION OF APPOINTMENT OF AUDITORS

The Board of Directors of the Company has appointed LaPorte, Sehrt, Romig & Hand ("LaPorte Sehrt"), independent certified public accountants, to perform the audit of the Company's consolidated financial statements for the year ending December 31, 2002, and has further directed that the selection of auditors be submitted for ratification by the stockholders at the Annual Meeting.

The Company has been advised by LaPorte Sehrt that neither that firm nor any of its associates has any relationship with the Company or its subsidiaries other than the usual relationship that exists between independent certified public accountants and clients. LaPorte Sehrt will have one or more representatives at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to appropriate questions.

In determining whether to appoint LaPorte Sehrt as the Company's auditors, the Company's Audit Committee considered whether the provision of services, other than auditing services, by LaPorte Sehrt is compatible with maintaining the auditor's independence. In addition to performing auditing services, the Company's auditors performed tax-related services for the Company in 2001. The Audit Committee believes that LaPorte Sehrt's performance of these other services is compatible with maintaining the auditor's independence.

Audit Fees

The aggregate amount of fees billed by LaPorte Sehrt for its audit of our annual financial statements for 2001 and for its reviews of our unaudited interim financial statements included in reports filed by the Company under the 1934 Act during 2001 was $20,000.

Financial Information Systems Design and Implementation

The Company did not engage or pay any fees to LaPorte Sehrt with respect to the provision of financial information systems design and implementation services during 2001.

All Other Fees

The aggregate amount of fees billed by LaPorte Sehrt for all other services rendered to us during 2001 was $6,600. These services consisted primarily of preparing federal and state income tax returns and other tax-related services.

Change in Auditors

Our independent auditors for 1999 and 1998 were Murphy, Whalen & Broussard, L.L.C. ("Murphy Whalen"). On August 21, 2000, the Company dismissed Murphy Whalen and engaged LaPorte Sehrt as its independent certified public accountants. The decision to change auditors was recommended and approved by the Company's audit committee and ratified by the Company's Board of Directors. The decision was based on the Board of Directors' belief that LaPorte Sehrt has more experience with publicly registered companies.

The decision to dismiss Murphy Whalen was not due to any disagreements with Murphy Whalen as to any matters of accounting principles or practices, financial statements disclosure, or audit scope or procedure. Murphy Whalen's reports on the financial statements for 1999 and 1998 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During 1999 and 1998 and the interim period in 2000 preceding the dismissal of Murphy Whalen, there were no disagreements with Murphy Whalen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Murphy Whalen, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

During 1999 and 1998 and the interim period in 2000 preceding Murphy Whalen's dismissal, Murphy Whalen did not advise the Company of any of the following:

(A)   that the internal controls necessary for the Company to develop reliable financial statements did not exist;

(B)   that information had come to Murphy Whalen's attention that made it unwilling to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management; or

(C)(1)   of the need to expand significantly the scope of the Company's audit, or that information had come to Murphy Whalen's attention during such time period that caused it to conclude would, or if further investigated might, materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the then most recent financial statements covered by an audit report (including information that might preclude it from issuing an unqualified audit report on those financial statements), and (2) the issue was not resolved to Murphy Whalen's satisfaction prior to its dismissal.

During 1999 and 1998 and the interim period in 2000 preceding the dismissal of Murphy Whalen, neither the Company nor anyone acting on its behalf consulted LaPorte Sehrt regarding (1) either the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements (and neither written nor oral advice was provided to the Company that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue); or (2) any matter that was the subject of a disagreement or a reportable event of a nature set forth above.

The Board of Directors recommends that you vote FOR the ratification of the appointment of LaPorte Sehrt as independent auditors for the year ending December 31, 2002.

STOCKHOLDER PROPOSALS

Any proposal which a stockholder wishes to have included in the proxy materials of the Company relating to the next annual meeting of stockholders of the Company, which is scheduled to be held in April 2003, must be received at the principal executive offices of the Company, 300 West Morris Avenue, Hammond, Louisiana, 70403, Attention: G. Wayne Allen, Secretary, no later than November 25, 2002. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the 1934 Act, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of stockholders. It is urged that any such proposals be sent by certified mail, return receipt requested.

Stockholder proposals which are not submitted for inclusion in the Company's proxy materials pursuant to Rule 14a-8 under the 1934 Act may be brought before an annual meeting provided that the requirements set forth in Article 9.D of the Company's Articles of Incorporation are satisfied in a timely manner. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 120 days prior to the anniversary date of the initial mailing of proxy materials by the Company in connection with the Company's immediately preceding annual stockholders' meeting.

ANNUAL REPORTS

A copy of the Company's Annual Report to Stockholders for the year ended December 31, 2001 accompanies this Proxy Statement. Such annual report is not part of the proxy solicitation materials.

Upon receipt of a written request, the Company will furnish to any stockholder without charge a copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 and a list of the exhibits thereto required to be filed with the Securities and Exchange Commission under the 1934 Act. Such written request should be directed to G. Wayne Allen, Senior Vice President and Secretary, FPB Financial Corp., 300 West Morris Avenue, Hammond, Louisiana 70403. The Form 10-KSB is not part of the proxy solicitation materials.

OTHER MATTERS

Each proxy solicited hereby also confers discretionary authority on the Board of Directors of the Company to vote the proxy with respect to the approval of the minutes of the last meeting of stockholders, the election of any person as a director if the nominee is unable to serve or for good cause will not serve, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the Annual Meeting. Management is not aware of any business that may properly come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

The Company may solicit proxies by mail, advertisement, telephone, facsimile, telegraph and personal solicitation. Directors and executive officers of the Company and the Bank may solicit proxies personally or by telephone without additional compensation. The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy solicitation materials to the beneficial owners of the Company's Common Stock.

YOUR VOTE IS IMPORTANT! WE URGE YOU TO SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

FPB FINANCIAL CORP.   **REVOCABLE PROXY**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FPB FINANCIAL CORP. FOR USE ONLY AT THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 24, 2002 AND AT ANY ADJOURNMENT THEREOF.

     The undersigned hereby appoints the Board of Directors of the Company, or any successors thereto, as proxies, with full powers of substitution, to vote the shares of the undersigned at the Annual Meeting of Stockholders of the Company to be held at the Company's office located at 300 West Morris Avenue, Hammond, Louisiana 70403, on April 24, 2002, at 11:00 a.m., Central Time, or at any adjournment thereof, with all the powers that the undersigned would possess if personally present, as follows:

1.   Election of Directors

     ☐ FOR all nominees listed below   ☐ WITHHOLD authority to
         (except as marked to the   vote for all nominees
         contrary below)   listed below

     Nominees for three-year term: Fritz W. Anderson, II, Dan R. Durham and Richard S. Inge

     To withhold authority to vote for one or more of the nominees, write the name of the nominee(s) the space provided:_____

2.   Proposal to ratify the appointment of LaPorte, Sehrt, Romig & Hand, as the Company's independent auditors for the year ending December 31, 2002.

        ☐   FOR   ☐   AGAINST   ☐   ABSTAIN

     In their discretion, the proxies are authorized to vote with respect to approval of the minutes of the last meeting of stockholders, the election of any person as a director if the nominee is unable to serve or for good cause will not serve, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the meeting.

     The Board of Directors recommends that you vote **FOR** the Board of Directors' nominees listed above and **FOR** Proposal 2. Shares of common stock of the Company will be voted as specified. **If no specification is made, shares will be voted for the election of the Board of Directors' nominees to the Board of Directors, for Proposal 2, and otherwise at the discretion of the proxies.** This proxy may not be voted for any person who is not a nominee of the Board of Directors of the Company. **This proxy may be revoked at any time before it is exercised.**

     The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders of FPB Financial Corp., called for April 24, 2002, a Proxy Statement for the Annual Meeting and the 2001 Annual Report to Stockholders.

     ☐ Please check the following box if you currently plan to attend the Annual Meeting in person.

     PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.

                               Dated: _____, 2002

                               _____

                               _____
                               Signature(s)

                               Please sign exactly as your name(s) appear on this Proxy. Only one signature is required in the case of a joint account. When signing in a representative capacity, please give title.